Exhibit 2.3

Asset Purchase Agreement

Asset Purchase Agreement Between Buyer (‘STDC Holdings Inc.”) and

Seller (‘Ham and Cheese Events LLC’)

Table of Content

1.	INTERPRETATION		1
	1.1.	Definitions	1
	1.2.	Extended Meanings	4
	1.3.	Interpretation Not Affected by Headings	4
	1.4.	Applicable Law	4
	1.5.	Funds	4
	1.6.	Financial Documents	4
	1.7.	Invalidity	4
	1.8.	Business Day	4
	1.9.	Preamble	4

2.	PURCHASED ASSETS		5
	2.1.	Purchased Assets	5
	2.2.	Excluded Assets	6
	2.3.	Leases and Retention of Ownership Agreements	6
	2.4.	Delivery of Purchased Assets	6
	2.5.	Assets Used in the Business	6

3.	PURCHASE AND SALE		6
	3.1.	Purchase Price	6
	3.2.	Default	7
	3.3.	No Assumption of Liabilities	7
	3.4.	Payment of Taxes	7
	3.5.	Adjustments	7
	3.6.	Net Worth Adjustment	7
	3.7.	Disagreement Regarding Adjustment of Purchase Price	7

4.	CLOSINGS AND CONDITIONS PRECEDENT TO THE SALE		8
	4.1.	Closing Date	8
	4.2.	Conditions Precedent to Closing in Favor of the Purchaser	8
	4.3.	Conditions Precedent to Closing in Favor of the Seller	10
	4.4.	Risk of Loss	11
	4.5.	Notification	11

i

5.	REPRESENTATIONS AND WARRANTIES OF THE SELLER AND THE PURCHASER		11
	5.1.	Representations and Warranties of Seller	11
	5.2.	Representations and Warranties of the Purchaser	16
	5.3.	Survival	16
	5.4.	Indemnification of the Purchaser	16

7.	MUTUAL COOPERATION		17
	7.1.	Conduct of Business Prior to Closing	17
	7.2.	Access for Investigation Prior to Closing	17
	7.3.	Actions to Satisfy Closing Conditions	18
	7.4.	Transfer of Purchased Assets	18

8.	MISCELLANEOUS		18
	8.1.	Successors and Assigns	18
	8.2.	Brokers	18
	8.3.	Legal Fees	18
	8.4.	Public Announcement	18
	8.5.	Entire Agreement	18
	8.6.	Notices	19
	8.7.	Time of Essence	19
	8.8.	Counterparts	19

ii

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement (the “Agreement”) is effective April 19, 2022,

BETWEEN:	STDC Holdings Incorporated (the “Purchaser”), a company organized and existing under the laws of the Territory of the United States Virgin Islands with its head office located at:

6100 Red Hook Qtrs, B1-B2, St. Thomas, USVI 00802

AND:	Ham and Cheese Events LLC (the “Seller”), a company organized and existing under the laws of the State of Texas with its head office located at:

5560 Oak Bend Trail, Prosper, TX 75078

WHEREAS the Seller carries on the business of Seas the Day Charters USVI (the “Business”) as a portion of the overall business of Seller.

WHEREAS the Seller has agreed to sell, and the Purchaser has agreed to purchase certain assets relating to Seas the Day Charters USVI upon the terms and conditions set forth in this Agreement.

NOW, THEREFORE, IN CONSIDERATION OF THE MUTUAL COVENANTS AND AGREEMENTS HEREIN CONTAINED AND OTHER GOOD AND VALUABLE CONSIDERATION, THE SELLER HERETO AGREE AS FOLLOWS:

1.	INTERPRETATION

1.1.	Definitions

Unless the subject matter or context otherwise requires:

“Balance of Price” has the meaning ascribed thereto in Section 3.1.2.

“Books and Records” means any books and records (originals or copies thereof) of Seller relating exclusively to the Business including, without limitation, books and records relating to the purchase materials and supplies, the manufacture, assembly and processing of products, sales of products, dealings with customers and franchises, invoices, customer lists, mailing lists, suppliers lists, trademarks and trade names, financial records, personnel records (to the extent permitted by law) and taxes (excluding Seller’s income tax and other tax records unrelated to the Business).

“Business Day” means any day excluding Saturday, Sunday and any other day which in the Territory of the U.S. Virgin Islands is a legal holiday or a day on which financial institutions are authorized by law or by local proclamation to close.

“Claims” means any demand, action, cause of action, damage, loss, cost, liability, expense or requirements, governmental or otherwise, including the cost of legal representation in respect thereof and any interest or penalty arising in connection therewith.

“Closing” means the completion of the sale to and purchase by the Purchaser of the Purchased Assets under this Agreement by the transfer and delivery of documents of title thereto and the payment of the Purchase Price therefore in accordance with this Agreement.

“Closing Date” has the meaning ascribed thereto at Section 4.1.

“Collective Agreement” has the meaning ascribed thereto at Section 5.1.15.

“Employees” has the meaning ascribed thereto at Section 5.1.15.

“Excluded Assets” has the meaning ascribed thereto at Section 2.2.

“Goodwill” has the meaning ascribed thereto in Subsection 2.1.12.

“Immovables” has the meaning ascribed thereto in Subsection 2.1.4.

“Financial Statements” means:

a)	the financial statements of the Seller relating to its Business for the fiscal periods ended 2020 through 2021 inclusive, consisting of a balance sheet, statements of income and retained earnings, statement of profits and losses, changes in financial position, CPA, accountant or auditor(s)’ report and notes thereto; and

b)	the unaudited interim financial statements of the Seller relating to its Business for the interim fiscal period ended March 31, 2022, consisting of a balance sheet, statements of income and retained earnings, statement of profits and losses, changes in financial position, auditor(s)’ report and notes thereto.

“Inventories” means any product held for sale by the Seller and any materials (including components, spare parts, raw materials, work-in-process, finished products, packaging), held by the Seller in connection with the manufacturing, processing, assembly and sale of products, whether or not located on the Seller’s premises, on consignment to a third party or in possession of sub-contractors, in transit or in storage.

“Liabilities” means all the liabilities, debts and obligations of the Seller whether present or future, whether pertaining to the Business, the Purchased Assets or otherwise, including, without limiting the generality of the foregoing:

i)	Liabilities under any service, management or other contract entered into by the Seller;

ii)	Liabilities under any plans, programs or arrangements of any kind with respect to benefits provided to each person employed by the Seller at the Closing Date;

iii)	Any Liabilities for any accidents, breach of contract, delict and quasi-delict, occupational health and safety violations, and all other types of claims and lawsuits connected with or arising out of any matter, incident, occurrence of set of facts or circumstances prior to the Closing Date;

iv)	Liabilities relating to defects of any product sold at any time by the Seller prior to the Closing Date;

v)	Any Liabilities under any state or territory of the United States relating to the protection of the environment, including but not limited to the use, storage, handling, transportation or disposal of any hazardous waste or solid waste;

vi)	or emission, deposit, issuance or discharge of a contaminant in a greater quantity or concentration than that provided for by regulation of the Government to the extent that any such incident, occurrence or set of facts or circumstances arose prior to the Closing Date;

vii)	Any Liabilities due to facts or circumstances occurring prior to the Closing Date, constituting any violation of federal, state, provincial, local or foreign, or any regulation of requirement of any governmental body, other than those described in (v);

viii)	Any Liabilities of the Seller or related to the Purchased Assets for any federal, provincial, local or foreign taxes (including interest and penalties);

ix)	Any other Liabilities of the Seller not expressly assumed by the Purchaser in this Agreement.

“Lien” means any interest in property or the income or profits therefrom securing an obligation owed to, or a claim by, a Person other than the owner (which for the purposes hereof shall include a possessor under a title retention agreement and a lessee under a lease hereinbelow described) of such property, whether such interest is based on common United States, civil United States, statute or contract, and including but not limited to any security interest, hypothec, mortgage, pledge, lien, claim, charge, cession, transfer, assignment, encumbrance, title retention agreement, lessor’s interest under a lease which would be capitalized on a balance sheet of the owner of such property or analogous interest in, of or on any property or the income or profits therefrom of a Person.

“Material Adverse Change” means an event, which is materially adverse to the business, assets, liabilities, financial condition or results of operations of the Business. “Net Worth Adjustment Amount” has the meaning ascribed thereto in Section 3.8.

“Proprietary Rights” has the meaning ascribed thereto at Section 2.1.8.

“Person or persons” means any individual, company, corporation, partnership, firm, trust, sole proprietorship, government or entity howsoever designated or constituted.

“Purchase Price” has the meaning ascribed thereto at Section 3.1.

“Purchased Assets” has the meaning ascribed thereto at Section 2.1.

“Receivables” means all trade accounts receivable, notes receivable, book debts and other debts due or accruing to the Seller in connection with the Business which have been outstanding from the date of issue for less than 90 days at the Closing Date, which are not owing to the Seller by any Associate or Affiliate of the Seller, and the full benefit of all securities for such accounts, notes or debts.

“This Agreement”, the “Agreement”, “hereto”, “hereof”, “herein”, “hereby”, “hereunder” and similar expressions mean or refer to this Agreement as amended from time to time and any indenture, agreement or instrument supplemental or ancillary hereto or in implementation hereof, and the expressions “section”, “subsection” and “clause” followed by a number or letter mean and refer to the specific section, subsection or paragraph of this Agreement.

1.2.	Extended Meanings

Words importing the singular number include the plural and vice versa and words importing the masculine gender include the feminine and neuter genders.

1.3.	Interpretation Not Affected by Headings

The division of this Agreement into articles and insertion of headings is for convenience and reference only and shall not affect the construction or interpretation of this Agreement.

1.4.	Applicable Law

This Agreement shall be deemed to have been made in the Territory of the United States Virgin Islands and shall be interpreted and enforced in accordance with and be governed by the laws of the Territory of the United States Virgin Islands.

1.5.	Funds

All amounts referred to in this Agreement are in lawful money of the United States.

1.6.	Financial Documents

All calculations and financial documents required to be made or produced under or pursuant to this Agreement shall be made or produced in accordance with generally accepted accounting principles of the United States and applicable as at the date on which any calculation or financial document is required to be made or produced, save and except as may be specifically defined herein.

1.7.	Invalidity

If any provision of this Agreement shall be held invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall attach only to such provision in such jurisdiction and shall not in any manner affect or render invalid or unenforceable such provision in any other jurisdiction or any other provision of this Agreement in any jurisdiction.

1.8.	Business Day

In the event that any action to be taken hereunder falls on a day, which is not a Business Day, then such action shall be taken on the next succeeding Business Day.

1.9.	Preamble

The preamble forms an integral part of this Agreement.

2	PURCHASED ASSETS

2.1.	Purchased Assets

Subject to the terms and conditions hereof, the Seller agrees to sell, assign, convey and transfer to the Purchaser on the Closing Date and with effect therefrom as a going concern, the undertaking and all of the property and assets of the Sellers dba Seas the Day Charters USVI (the “Purchased Assets”), moveable and immoveable, of every kind and description and wheresoever situate, other than the Excluded Assets, said Purchased Assets including, without limiting the generality of the foregoing:

2.1.1.	all maritime vessels as listed in Addendum A hereto;

2.1.2.	all accounts receivable, trade accounts receivable, notes receivable, book debts and other debts due or accruing due to the Seller;

2.1.3.	all machinery, equipment, moulds, dies, tools, small tools and parts including, without limitation:

2.1.3.1.	maintenance items, in store materials, handling equipment, accessories and supplies;

2.1.3.2.	all product inventory for use or resale;

2.1.3.3.	all machinery, equipment, moulds, dyes and tools in the possession of sub- contractors or other third parties;

2.1.3.4.	machinery and equipment which may fall into the category of immoveables by destination including, without limitation, docks, compressors, generators, electrical control panels, heaters and ventilators.

2.1.4.	all immovables including, without limitation, all land, buildings, plants, leaseholds, improvements and fixtures owned by the Seller, including immoveables for which the Seller has an option to purchase for the Business;

2.1.5.	all cars and other vehicles of all kinds of the Seller used by the Business;

2.1.6.	all data processing equipment and software programs including, without limitation, software programs relating to the dba Seas the Day Charters USVI;

2.1.7.	all furniture, furnishings, fixtures and office equipment;

2.1.8.	all trade names, trademarks, trade mark applications, service marks, service mark applications, standard drawings, designs, copyrights, patents, patent applications, know how, trade secrets and other intellectual property rights of the Seller used in connection with the Business including, without limiting the generality of the foregoing, the name Seas the Day Charters (collectively the “Proprietary Rights).

2.1.9.	all rights and interest in the name Seas the Day Charters and the telephone number(s), websites, social media and any and all online presence of the Business;

2.1.10.	all licenses and permits of the Business and all licenses and permits required by government or regulatory authorities, to the extent transferable, and all rights of the Business against third parties (including all rights in connection with third party guarantees, warranties and representations); unfilled orders, customer contracts in connection with the Business;

2.1.11.	all books, records and documentation of the Business, customer lists, sales and sales promotional data and advertising material including, without limitation, templates therefore, credit information, cost and pricing information, supplier lists, product catalogues, and other similar data;

2.1.12.	the goodwill of the Business, together with the exclusive right to the Purchaser to represent itself as carrying on the Business in continuation of and in succession to the Seller, including the rights and interest in the name Seas the Day Charters, website and the telephone number(s) of the Business (the “Goodwill”);

2.1.13.	all other property, assets and rights, moveable and immoveable, corporeal or incorporeal, owned by the Seller used or to which it is entitled in connection with the Business.

2.2.	Excluded Assets

Notwithstanding anything to the contrary contained herein, the Purchaser acknowledge and agree that the following property and assets of the Seller (the “Excluded Assets”) are excluded from the sale, assignment, conveyance, and transfer by the Seller to the Purchaser herein contemplated:

2.2.1.	any and all assets, moveable and unmoveable, of Sellers dba Magens Hideaway;

2.2.2.	Any and all assets, moveable and unmoveable, of Sellers dba Seas the Day Dallas;

2.2.3.	Any obligations, liens, claims, agreements, charges, security interests and encumbrances whatsoever of Ham and Cheese Events LLC, other than those specific secured debt obligations specified in Addendum C; Debt Assumption hereto;

2.2.4.	any rights, claims or obligations including claims and recoveries under litigation of Seller against or by third parties arising out of or relating to events prior to the Closing Date; and

2.3.	Leases and Retention of Ownership Agreements

Attached as Addendum D hereto is a list of all leases of moveable and immoveable property and other agreements used in connection with the Business. The Purchaser may, at any time prior to the Closing Date, require the Seller to provide it with a true, exact and complete copy of any lease listed in Addendum D hereto. The Purchaser shall assume all rights, title, interest and obligations of the Seller under any such lease accruing due as of and from the Closing Date.

2.4.	Delivery of Purchased Assets

The Seller acknowledges that it shall deliver to Purchaser the Purchased Assets in substantially the same condition as viewed by Seller on April 18, 2022.

2.5.	Assets Used in the Business

Except as set forth in this agreement and Addendum A, there are no assets not included in the Assets which individually or in the aggregate are material to the conduct of the Business as presently conducted.

3.	PURCHASE AND SALE

3.1.	Purchase Price

The purchase price for the Purchased Assets (the “Purchase Price”) shall be $2,500,000 which shall be paid by the Purchaser to the Seller as follows:

3.1.2.	Buyer shall assume $1,948,901.94 of debt from the Seller currently the sole responsibility of Seller with said debt outlined in Addendum C of this Agreement; and

3.1.3.	Subject to Section 5.4, the Purchaser shall pay to the Seller the sum of $551,098.06 by April 1, 2028, with interest thereon at the rate of 4% per annum and Purchaser will deliver at Closing to the Seller a Promissory Note in the form attached in Addendum B hereto, as security for the indebtedness;

3.2.	Default

In the event of any default of payment, then, (i) the obligation of the Seller to make further accommodations hereunder shall immediately terminate; and (ii) at the Seller’s option, the Outstanding Principal Obligations and all interest and fees accrued thereon and all other amounts payable under this Agreement shall become and be forthwith due and payable, without presentment, demand, protest or further notice of any kind, all of which are hereby expressly waived by the Purchaser. The foregoing in no way detracts from the Seller’s right and ability at any time to demand the performance of all obligations of the Purchaser to the Seller, notwithstanding that no default has occurred or is continuing.

3.3.	No Assumption of Liabilities

The Purchaser shall not assume and shall not be deemed to assume any Liabilities other than the assumed debts as indicated in Addendum C and the Seller undertakes to pay all its obligations and Liabilities as same become due and payable and to indemnify and save harmless the Purchaser shall any claim be made against the Purchaser in connection therewith.

3.4.	Payment of Taxes

The Purchaser shall be liable for and shall pay all land transfer taxes, federal taxes, goods and services tax, and sales taxes, excise taxes and all other taxes, duties or other like charges properly payable upon and in connection with the conveyance and transfer of the Purchased Assets by the Seller to the Purchaser, provided that the Seller shall do or shall cause to be done such things as are reasonably requested to enable the Purchaser to comply with such obligations in an efficient manner.

3.5.	Adjustments

All adjustments shall be made as of the Closing Date, notably with respect to hypothec payments, real estate taxes, insurance, heating, operating and other like items.

3.6.	Net Worth Adjustment

The Purchase Price has been agreed to by the Purchaser on the basis of the representation of the Seller that the Purchase Assets including inventories at the Closing Date shall not be less than the market worth of $2,500,000. Should the Tangible Net Worth not equal at least $2,500,000 the Purchase Price shall be reduced by the difference between the Tangible Net Worth and the Purchase Price (the “Net Worth Adjustment Amount”). The Seller shall pay the Purchaser the Net Worth Adjustment Amount at the date and time of closing following the acceptance or deemed acceptance of the Financial Statements and Purchased Assets, or, as the case may be, the rendering of the arbitration award in connection therewith.

3.7.	Disagreement Regarding Adjustment of Purchase Price

If Purchaser and Seller are unable to resolve any disagreement between them regarding the Adjustment to Purchase Price within 14 days after the giving of notice of such disagreement, the items in dispute will be referred to determination to an independent accountant as may be agreed to by Purchaser and Seller (the “Accountants”), which firm does not perform material services for Purchaser and Seller or any of their respective Affiliates, as promptly as practicable.

4.	CLOSINGS AND CONDITIONS PRECEDENT TO THE SALE

4.1.	Closing Date

The purchase herein contemplated shall take place at the offices of Seas the Day Charters USVI at 6100 Red Hook Qtrs, B1-B2, St. Thomas, USVI 00802 at 5pm local time (the “Time of Closing”) on April 19th or such other location, physical or virtual, as is agreed to by the Seller and Purchaser.

4.2.	Conditions Precedent to Closing in Favor of the Purchaser

The obligation of the Purchaser to purchase the Purchased Assets and to perform its obligations hereunder are subject to the fulfillment of the following conditions precedent to its satisfaction on or before the Closing Date, it being understood that the said conditions are included for the exclusive benefit of the Purchaser and may be waived, in writing by the Purchaser, either in whole or in part at any time:

4.2.1.	Corporate Authorization

The Purchaser shall have received from the Seller a certified copy of the certificate and articles of incorporation of the Seller and any certificate and articles of amendment issued to the Seller, a certified copy of a resolution of the board of directors and of the Shareholders of the Seller authorizing the execution and delivery of this Agreement and approving the sale of the Purchased Assets to the Purchaser, an incumbency certificate listing all of the officers and the directors of the Seller who sign any documents in connection with this Agreement, and authorizing the issuance of the certificates and other documents required to be issued by the Seller hereunder.

4.2.2.	Statements

The delivery of Financial Statements of the Seller relating to the Business, for the period ended the month immediately preceding the Closing Date certified by the chief financial officer of the Business to be true and correct in all material respects and to have been prepared in accordance with generally accepted accounting principles consistently applied.

4.2.3.	Truth of Representations and Warranties

The representations and warranties of the Seller to the Purchaser contained in this Agreement and the Schedules thereto shall be true, correct and complete in every detail at the Time of Closing on the Closing Date with the same force and effect as if such representations and warranties were made at and as of such time with respect to the state of facts then existing and the Seller shall deliver to the Purchaser the solemn declaration of its President to such effect; provided that the closing of the transaction of purchase and sale herein provided for shall not be nor be deemed to be a waiver of the representations and warranties contained in this Agreement and Schedules, which representations and warranties shall continue in full force and effect for the benefit of the Purchaser.

4.2.4.	Compliance with Terms and Conditions

All the terms, covenants and conditions of this Agreement to be complied with or performed by the Seller on or before the Time of Closing on the Closing Date shall have been complied with or performed.

4.2.5.	Government Approvals

There shall have been obtained from all appropriate federal, territory, municipal or other governmental or administrative bodies such approvals or consents as are required to permit the change of ownership of the Purchased Assets contemplated hereby, including, without limiting the generality of the foregoing, such certificates as the Purchaser’s counsel considers desirable.

4.2.6.	Prohibited Actions

No action or proceeding at law or in equity, shall be pending or threatened by any person, firm, company, government, governmental authority, regulatory body or agency to enjoin, restrict or prohibit:

i)	the purchase and sale of the Purchased Assets contemplated hereby, or

ii)	the right of the Purchaser to conduct the Business.

4.2.7.	Delivery of Documents and Title Deeds

The Seller shall have delivered to the Purchaser all documents or copies thereof required to be delivered, all title documents, deeds, leases, contracts and agreements and other documents in its possession or under its control relating to any of the Purchased Assets or the Business, including all Books and Records, which documents, Books and Records shall become the property of the Purchaser.

4.2.8.	Residence

The Seller shall have furnished the Purchaser with evidence in the form of a statutory declaration of a duly authorized officer of the Seller, that the Seller is a resident of the United States.

4.2.9.	Election Form

The Seller and Purchaser shall each execute any and all required tax forms as federal or local law dictates.

4.2.10.	Consents

All consents of third parties necessary to permit the transfer and assignment of any of the Purchased Assets shall have been obtained.

4.2.11.	Due Diligence

The Purchaser and/or its legal counsel shall have conducted a due diligence review of the Business, including its books and records, which shall be satisfactory to the Purchaser in all respects.

4.2.12.	No Substantial Damage or Adverse Change

Subject to section 4.4, no substantial damage to the Assets shall have occurred prior to the Closing Date and no adverse material change in Purchased Assets or the financial condition or prospects of the Business shall, in the reasonable opinion of the Purchaser, have occurred prior to the Closing Date.

4.2.13.	No Adverse Legislation

No legislation (whether by statute, regulation, by-law or otherwise) shall have been enacted or introduced which, in the reasonable opinion of the Purchaser, adversely affects or may adversely affect the Purchased Assets or Business.

4.2.14.	Delivery of Documents

The Seller shall execute and deliver to the Purchaser all such bills of sale, assignments, instruments of transfer, assurances, consents and other documents as shall be necessary effectively to transfer to Purchaser all Seller’s rights, title and interest in, to and under, or in respect of, the Purchased Assets, and shall deliver up to Purchaser possession of the Purchased Assets, free and clear of any liens, charges or encumbrances or rights of third Persons; and shall effect such registrations, recordings and filings with public authorities as may be required in connection with the transfer of ownership to Purchaser of the Purchased Assets.

4.3.	Conditions Precedent to Closing in Favor of the Seller

The purchase and sale of the Purchased Assets is subject to the satisfaction on or before the Time of Closing on the Closing Date, of the following terms and conditions which are included herein for the exclusive benefit of the Seller and which may be waived in whole or in part, only by the Seller:

4.3.1.	Credit Report

The delivery to the Seller of the Purchaser’s credit report.

4.3.2.	Truth of Representations and Warranties.

The representations and warranties of the Purchaser to the Seller contained in this Agreement and Schedules hereto shall be true, correct and complete in every detail at the Time of Closing on the Closing Date with the same force and effect as if such representations and warranties were made at and as of such time and the Purchaser shall deliver to the Seller the solemn declaration of its President to such effect; provided that the closing of the transaction of purchase and sale herein provided for shall not be contained in this Agreement and Schedules, which representations and warranties shall continue in full force and effect for the benefit of the Seller as provided in this agreement.

4.3.3.	Compliance with Terms and Conditions

All of the terms, covenants and conditions of this Agreement to be complied with or performed by the Purchaser at or before the Time of Closing on the Closing Date shall have been complied with or performed.

4.4.	Risk of Loss

If prior to the Closing Date any part of the Purchased Assets shall be destroyed or damaged by any cause whatsoever, including fortuitous events, or shall be expropriated or seized by governmental authority, the Purchaser and the Seller shall enter into negotiations to determine the amount by which the Purchase Price shall be reduced to compensate for such loss or damage. Negotiations shall continue for a period of 30 days. If the Seller have not reached agreement on the amount by which the Purchase Price shall be reduced within such period, the Seller shall give the Purchaser within a further period of 5 days, a written notice stipulating the amount by which the Seller considers the Purchase Price should be reduced.

The Purchaser shall have a period of 15 days from the giving of the Seller’s notice, to give written notice to the Seller of its acceptance or refusal of the amount of the reduction in the Purchase Price. Should the Purchaser accept the amount of the reduction, it shall proceed to purchase the Purchased Assets for the agreed upon reduced Purchase Price and upon the other terms and conditions herein, save and except that the Closing Date shall be extended by a period equal to the period of the delay to reach agreement on the reduced Purchase Price. Should the Purchaser refuse the amount of the reduction or not give written notice within the required delay, this Agreement shall be null and void and of no further effect and neither party shall have any recourse against the other.

4.5.	Notification

If the Purchaser becomes aware that any of the foregoing conditions are not likely to be fulfilled at or before the Closing Date, it shall so notify the Seller with a view to permitting it to take such action as may be necessary to enable it to cause such conditions to be fulfilled at or before the Closing Date. In case any of the foregoing conditions shall not be fulfilled on or before the Closing Date to the reasonable satisfaction of the Purchaser, the Purchaser may rescind this Agreement by notice to the Seller and in such event the Purchaser shall be released from all obligations hereunder and, unless the condition for the non-performance of which the Purchaser has rescinded this agreement are reasonably capable of being performed or caused to be performed by the Seller, the Seller shall also be released from all obligations hereunder; provided that any such conditions, to the extent that it is for the benefit of the Purchaser, may be waived in whole or in part by the Purchaser without prejudice to its rights of rescission in the event of the non-fulfillment of any other condition or conditions, any such waiver to be binding on the Purchaser only if the same is in writing.

5.	REPRESENTATIONS AND WARRANTIES OF THE SELLER AND THE PURCHASER

5.1.	Representations and Warranties of Seller

The Seller hereby represents and warrants to the Purchaser and acknowledges and confirms that the Purchaser is relying upon such representations and warranties in connection with the purchase by the Purchaser of the Purchased Assets:

5.1.1.	Due Incorporation and Qualification to Carry on Business

The Seller is a corporation duly incorporated and organized and is validly subsisting under the laws of the State of Texas and the Territory of the United States Virgin Islands. The Seller has all necessary right, power and authority to enter into, execute and deliver this Agreement and to perform its obligations hereunder. The entry into, execution and delivery of this Agreement and the performance by the Seller of its obligations hereunder have been duly authorized and approved by all necessary corporate action of the board of directors of the Seller. The Seller has the corporate power to own its property and to carry on the Business as now being conducted by it.

The Seller is duly qualified (and has all required permits, licenses, certificates and authorizations necessary) to transact and carry on the Business in the manner and to the extent currently carried on in all jurisdictions in which it presently carries on business and is so duly licensed or qualified in each jurisdiction whereby by virtue of the nature of the Business, such licensing and qualification is necessary except for such failures to be so qualified or licensed, if any, which, in the aggregate, would not have a Material Adverse Effect. The only jurisdictions in which the Seller carries on business or owns or leases property are set forth in Schedule 5.1.1 hereto.

5.1.2.	Binding Nature

This Agreement constitutes a legal, valid and binding obligation of the Seller enforceable in accordance with its terms.

5.1.3.	Title of Assets

The Purchased Assets are owned by the Seller by good and marketable title thereto, free and clear of all Liens or of any rights or privileges capable of becoming Liens, except statutory liens, if any, none of which prevent in any material way the use of any of the Purchased Assets excluding those debts and liens assumed by Purchaser as indicated in Addendum C hereto. The Seller represents and warrants to the Purchaser that, to the best of its knowledge, there are no such Liens. The Seller further undertakes, at its sole cost and expense, to free all of the Purchased Assets of all such Liens within a period of 30 days of becoming aware thereof.

All notices of violations issued by any governmental instrumentality having jurisdiction against or affecting any of the immovables and improvements have been materially complied with. No use of any immovables and improvements is dependent upon the continuance of a non-conforming use or a special permit or license. No condemnation or taking by public authority of any immovables owned by the Seller is pending or, to the best of the Seller’s knowledge, threatened.

The Seller owns no assets reflected in the Financial Statements that have been disposed of since the date thereof, other than those which have been sold or otherwise disposed of in the ordinary and normal course of the routine daily affairs of business.

5.1.4.	Options, Commitments

No person, firm or corporation has any written or oral agreement, option, understanding or commitment, or any right or privilege capable of becoming an agreement, for the purchase from the Seller of any of the Purchased Assets, other than:

i)	the Purchaser pursuant to this Agreement; and

ii)	customers pursuant to purchase orders accepted by the Seller in the ordinary course of the Business.

5.1.5.	No Violation

The entering into of this Agreement and the transactions contemplated hereby will not result in the violation of, or default under, any of the terms and provisions of the constating documents or by- laws of the Seller or of any resolutions of the directors or shareholders of the Seller or of any indenture or other agreement, written or oral, to which the Seller may be a party or by which it is bound or in the creation of any lien or other encumbrance on any of the Purchased Assets.

5.1.6.	Books and Records

All accounts, books and records of the Seller kept in connection with the Business fairly and correctly set out and disclosed, in all material respects, in accordance with generally accepted accounting principles, the financial position of the Business as at the date hereof and all material financial transactions of the Seller relating to the Business have been accurately recorded in such books and records.

5.1.7.	Business Conducted in Ordinary Course

The Business has been carried on in the ordinary and normal course and will be carried on in the ordinary and normal course after the date hereof and up to the Closing Date, [except that the Seller shall not, after the date hereof issue quotations to, negotiate with or accept orders from any person in connection with the supply by the Seller to such person of any products manufactured or processed by the Business] and that the Seller shall use its best efforts to minimize the Inventories to be purchased by the Purchaser. The Seller undertakes that, after the date hereof, it shall refer all such persons as well as all inquiries with respect to products manufactured or processed by the Business to the Purchaser.

Seller will use commercially reasonable efforts to

i)	preserve intact the present organization and reputation of the Business,

ii)	keep available (subject to dismissals and retirements in the ordinary course of business consistent with past practice) the services of the present officers, employees and consultants of the Business, and

iii)	maintain the good will of customers, suppliers, lenders and other persons to whom it sells goods or provides services or with whom it otherwise has significant business relationships.

5.1.8.	Leases

The Seller is not a party, as lessee, to any lease or agreement in the nature of any lease or agreement in the nature of a lease or a conditional sale agreement, capitalized lease or other title retention agreement with respect to moveable property in connection with the Business except for those leases and other title retention agreements set forth and described in Addendum D, which leases are all the leases required in connection with the Business and will be assumed by Purchaser. Subject to obtaining the lessor consents, such leases are enforceable in accordance with their terms and the Seller is not in default under any such lease, which default would reasonably be expected to lead to cancellation of such lease, the eviction of Seller or the payment of any additional amounts, excluding interest.

All property leased by the Seller in connection with the Business is in a state of good maintenance and repair and it is adequate and suitable for the purposes for which it is presently being used.

Each lease is in good standing and in full force and effect without amendment thereto and the Seller is not in breach of any of the covenants, conditions or agreements contained in each such lease, except for breaches which are not, in the aggregate, material to the particular lease in question.

5.1.9.	Uses

The conduct of the operations of the Business and the uses to which the leased property referred to in subsection 5.1.8 above have been put are not in breach of any statute, by-law, regulation, covenant, restriction or plan, except for breaches with respect to any particular property which in the aggregate are not material.

5.1.10.	Proprietary Rights

The Seller owns by good and marketable title, free and clear of all Liens, all Proprietary Rights which are necessary or desirable for the conduct of the Business as presently conducted and as proposed to be conducted. All Proprietary Rights are in full force and effect and the Seller has taken all necessary action to protect its rights therein. None of the Proprietary Rights are now being challenged or threatened with challenge. The Seller has not granted any license or other permission to any third party to use any Proprietary Rights and, to the best of the Seller’s knowledge, no third party has infringed upon or misappropriated any Proprietary Right.

5.1.11.	Infringement of Proprietary Rights

None of the Purchased Assets nor the use thereof by the Seller, to the best of the Seller’s knowledge, infringes or conflicts with any proprietary rights, confidential information or trade secrets of any third party in the United States or elsewhere.

5.1.12.	Compliance with United States Law

The Seller is conducting the Business in compliance with all applicable laws, rules and regulations, judgments and decrees of each jurisdiction in which the Business is carried on, is not in breach of any such laws, rules or regulations, judgments or decrees, except for breaches which in the aggregate are not material, and is duly licensed, registered or qualified in each jurisdiction in which the Seller owns or leases property or carries on the Business to enable the Business to be carried on as now conducted and its property and assets to be owned, leased and operated.

All such licenses, registrations and qualifications are valid and subsisting and in good standing and none of the same contains any burdensome term, provision, condition or limitation which has or may have an adverse effect on the operation of the Business.

5.1.13.	Knowledge

The Seller does not have any information or knowledge of any facts relating to the Purchased Assets or the Business which might be reasonably expected to materially diminish any investor’s appreciation of the worth or profitability of such business, or which, if known to the Purchaser, might reasonably be expected to deter the Purchaser from completing the transactions herein contemplated.

5.1.14.	Liabilities

There are no liabilities of the Seller of any kind whatsoever in connection with the Business, whether or not accrued and whether or not determinated or determinable, in respect of which the Purchaser may become liable on or after the consummation of the transactions contemplated by this Agreement, other than

i)	liabilities disclosed or referred to in this Agreement or in the Schedules attached hereto.

ii)	There shall be no limit on the representations and warranties of the Seller relating to tax liability of the Seller based upon any misrepresentation made or fraud committed in filing a return or in supplying information, and

iii)	commercial liabilities and obligations incurred since the date of the Financial Statements in the ordinary course of business and consistent with past practice since the date thereof.

5.1.15.	Inventories

The Inventories consist of items of a quantity usable in the ordinary course of business and are of merchantable quality, fit for their intended purpose and do not include obsolete items or items in need of repair.

5.1.16.	Environmental Matters

The Seller and its officers, directors, agents and employees or any predecessor thereof is conducting its business in compliance with all applicable environmental statutes, laws, rules and regulations of each jurisdiction in which its business is carried on. The Seller is not in breach or default of any environmental statutes, laws, rules, regulations, ordinance, order or decree to which the Seller, the Business or the Purchased Assets may be or are subject. The Seller does not use, store, handle, transport or dispose of any Hazardous Waste and Solid.

There has been no emission, deposit, issuance or discharge of a contaminant in a greater quantity or concentration than that provided for by regulation of the Government or that the presence in the environment is prohibited or is likely to affect the life, health, safety, welfare or comfort of human beings or to cause any damages to or otherwise impair the quality of the soil, vegetation, wild life or property on, in, onto, into, under or from any of the Purchased Assets.

Neither the Seller nor its officers, directors, agents and employees nor any predecessor thereof has conducted any evaluation, assessment, study or test relating to the presence of any contaminant at the request or on behalf of any governmental authority or third party. The Seller has no knowledge of any prior or current storage, release or threatened release of any hazardous substance, toxic materials or other pollutants on or from any immoveable property owned or leased by the Seller.

5.1.17.	Reliance

The Seller hereby expressly acknowledges that the Purchaser is relying on the covenants, representations and warranties of the Seller contained in this agreement and in any certificates or other document delivered pursuant hereto in connection with the sale and purchase of the Purchased Assets hereunder.

5.1.18.	Standard of Conduct

In determining whether or not reasonable efforts have been used by the Seller, the standard of business judgment to be expected from it shall be the same as that applied in its previous conduct of its affairs.

5.2.	Representations and Warranties of the Purchaser

The Purchaser hereby represents and warrants to the Seller and acknowledges and confirms that the Seller is relying upon such representations and warranties in connection with the sale by the Seller of the Purchased Assets:

5.2.1.	Due Incorporation

The Purchaser is a corporation duly incorporated and organized and is validly subsisting under the Territory of the United States Virgin Islands. Purchaser has all necessary right, power and authority to enter into, execute and deliver this Agreement and to perform its obligations hereunder. The entry, execution and delivery of this Agreement and the performance by the Purchaser of its obligations hereunder have been duly authorized and approved by all necessary corporate action on the part of the Purchaser.

5.2.2.	Binding Nature

This Agreement constitutes a legal, valid and binding obligation of the Purchaser enforceable against it in accordance with its terms.

5.2.3.	No Violation

The entering into of this Agreement and the transactions contemplated hereby will not result in the violation of any terms and provisions of the constating documents or by-laws of the Purchaser or of any resolutions of the directors of shareholders of either of them or of any indenture or other agreement, written or oral, to which either of them may be a party or by which it is bound.

5.3.	Survival

The representations and warranties of the Seller and the Purchaser contained in this Agreement and in any certificates or documents delivered pursuant to or in connection with the transactions herein provided for shall survive the closing of the purchase and sale of the Purchased Assets herein provided for and, notwithstanding such closing, and regardless of any investigation by or on behalf of the Purchaser with respect thereto.

5.4.	Indemnification of the Purchaser

The Seller shall indemnify the Purchaser and hold the Purchaser harmless against any Claims made upon, brought against, suffered or incurred by the Purchaser by reason of or arising from any incorrectness in, breach of or default under any representation, warranty or covenant contained herein or made by the Seller in connection herewith, provided that each such Claim is made upon, brought against, suffered or incurred by the Purchaser within 3 years of the Closing Date or in the case of the representations and warranties contained in Section 5.1.11, such Claim is made upon, brought against, suffered or incurred by the Purchaser no later than 1 year after final judgment in any such suit, action, litigation or proceeding. Notwithstanding the foregoing provisions of this Section 5.4, there is no time limit within which a Claim must be made based upon a breach of or inaccuracy in any representation or warranty set forth at Section 5.1.1or in connection with a breach of a representation, warranty and covenant in this agreement.

The Seller further agrees that the Purchaser shall be indemnified on a dollar for dollar basis for any reduction in the assets or any increase in Purchaser’s liabilities which results from the incorrectness in, default under or breach of any representation, warranty or covenant.

7.	MUTUAL COOPERATION

7.1.	Conduct of Business Prior to Closing

During the period preceding and post the date of Closing the Seller covenants and agrees to do the following:

a)	Conduct Business in Ordinary Course. Except as otherwise contemplated or permitted by this Agreement, conduct the Business in the ordinary and normal course thereof.

b)	Continue Insurance. Continue in full force and affect all existing policies of insurance presently maintained by the Seller in respect of the Business.

c)	Perform Obligations. Comply with all Territory of the United States Virgin Islands laws, rules and regulations affecting the operation of the Business.

7.2.	Access for Investigation Prior to Closing

The Seller shall permit the Purchaser and its employees, agents, counsel, accountants, other representatives and investors between the date hereof and the Time of Closing, without interference to the ordinary conduct of the Business, to have free and unrestricted access during normal business hours to the premises used in the Business and to:

7.2.1.	all title documents, abstracts of title, deeds, leases, contracts and agreements and other documents in its possession or under its control relating to the Business and the Purchased Assets;

7.2.2.	all books of account, accounting records, documents, business, legal and accounting information and data relating to the Business and the Purchased Assets including all audit working papers, tax return files and working papers for all past and current reporting years;

7.2.3.	to have access to the personnel employed by the Seller and to have access to and to inspect the property and assets of same, it being agreed that the exercise of any rights of access or inspection by or on behalf of the Purchaser under this clause shall not affect or mitigate the covenants, representations and warranties of the Seller hereunder which shall continue in full force and effect;

7.2.4.	The Seller and the Purchaser hereby agree that, so long as the books and records retained by the Seller relating directly to the Purchased Assets, or the books and records delivered to the Purchaser hereunder, remain in existence and are available, each party shall have the right to inspect and, at its expense, to make copies of some at any time during business hours for any proper purpose.

7.2.5.	The Purchaser will not destroy, without first having offered in writing to deliver to the Seller, any of the books and records delivered to the Purchaser hereunder for a period of seven years following the Closing Date. Each party agrees that it shall make available to the other party, and to any accountants or attorneys or tax agents authorized by such other party, at the expense of the party requesting some, any such records or information needed in connection with any tax, accounting, litigation or similar matters.

7.3.	Actions to Satisfy Closing Conditions

Each of the Seller and the Purchaser hereby agrees to take all such actions as are within its power to control and to use all reasonable efforts to cause other actions to be taken which are not within its power to control so as to ensure compliance with any conditions set forth herein which are for the benefit of the other party.

7.4.	Transfer of Purchased Assets

The Seller shall take all necessary steps and such proceedings as may be approved by counsel for the Purchaser, acting reasonably, to permit the Purchased Assets to be duly and validly transferred to the Purchaser.

8.	MISCELLANEOUS

8.1.	Successors and Assigns

The provisions of this Agreement shall, except as otherwise provided herein, ensure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators, successors and assigns and each and every person so bound shall make, execute and deliver all documents necessary to carry out this Agreement.

8.2.	Brokers

The Seller represents and warrants to the Purchaser and the Purchaser represents and warrants to the Seller that no broker, agent or other intermediary acted for the Seller or the Purchaser, as the case may, in connection with the sale of the Purchased Assets and the Seller and the Purchaser, as the case may be, agree to indemnify and save the other party from any claims whatsoever for any commission or other remuneration payable or alleged to be payable to any such broker, agent or other intermediary.

8.3.	Legal Fees

The Seller and the Purchaser shall each bear and be responsible for all of its own costs and expenses, including legal fees, incurred in connection with this Agreement and the transaction hereby contemplated.

8.4.	Public Announcement

Except as required by law, no press release related to this Agreement or the transaction contemplated herein shall be issued without the joint written approval of the Seller and the Purchaser, such approval not to be unreasonably withheld.

8.5.	Entire Agreement

This Agreement and the Schedules hereto constitutes the entire agreement between the Seller and Purchaser with respect to the subject matter hereof and the transactions herein contemplated and replaces all previous agreements and understandings, if any, between the Seller and Purchaser with respect to the subject matter hereof and the transaction contemplated herein.

8.6.	Notices

Any notice to be given under this Agreement shall be in writing and delivered or, except in the event of disruption of postal service, mailed by certified registered mail addressed to the party to whom it is to be given at the address as shown below and such notice shall be deemed to have been given on the day of delivery or on the 10th business day after mailing as aforesaid, as the case may be.

if to the Purchaser:

STDC Holdings, Inc.

6100 Red Hook Qtrs, B1-B2 St.

Thomas, USVI 00802

Attention: Scott Stawski

if to the Seller:

Ham and Cheese Events LLC

5560 Oak Bend Trail

Prosper, TX 75078

Attention: Hope Stawski

Notice of change of address may be given by any party in the same manner.

8.7.	Time of Essence

Time shall be of the essence of this Agreement.

8.8.	Counterparts

This Agreement may be executed in one or more counterparts each of which when so executed shall be deemed to be an original and such counterparts together shall constitute but one of the same instrument.

IN WITNESS WHEREOF, each party to this agreement has caused it to be executed on the date indicated.

DATE: April 19, 2022

PURCHASER	SELLER

/s/ Scott Stawski	/s/ Hope Stawski
Authorized Signature	Authorized Signature

Scott Stawski, Chairman	Hope Stawski, Managing Member
STDC Holdings, Inc	Ham and Cheese Events LLC
Print Name and Title	Print Name and Title